Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes Announces 2010 Full Year Financial Results
and Record Earnings For Fourth Quarter 2010

TORONTO, ON - March 30, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $30.9 million ($0.12 per share basic and $0.11 per share diluted) for the year ended December 31, 2010, an increase of $26.8 million compared to net income of $4.1 million ($0.02 per share basic and diluted) for the year ended December 31, 2009.  On a quarterly basis the company reported net income of $18.8 million for the fourth quarter of 2010, an increase of $16.4 million ($0.07 per share basic and diluted) compared to net income of $2.4 million ($0.01 per share basic and diluted) for the same period ended December 31, 2009.  All amounts in this news release are in US dollars unless otherwise noted.  Our financial statements and management’s discussion and analysis are available under the Company’s profile at www.sedar.com and www.sec.gov.

Minera Andes has a 49% interest in Minera Santa Cruz (“MSC”), which owns and operates the San José Mine, a joint venture between Minera Andes (49%) and Hochschild Mining plc (51%).

Highlights – Full Year 2010

•
Settlement of lawsuit with Hochschild Mining plc:  The Company announced on September 20, 2010, an end to litigation with certain affiliates of Hochschild Mining plc. in New York courts relating to funding of the San José Mine joint venture.  Revised project and shareholder loan agreements were completed and the Company received its first two scheduled quarterly repayments of interest totaling $5.7 million as well as an additional prepayment of $3.5 million in the fourth quarter of 2010.  The Company expects to receive a minimum of $1.4 million in scheduled payments during the first half of 2011 and significantly increased amounts in the second half of 2011.

•
San José Mine Performance (on a 100% basis):  Net income for 2010 at the San José Mine increased by $54.6 million compared to 2009 driven primarily by higher realized prices and increased production.  The average gross sale price per ounce of silver and gold was $23.36 and $1,281, respectively, an increase of 58% and 28% compared to 2009.  Production during 2010 was 5,323,842 ounces of silver and 84,303 ounces of gold.  Silver production increased by 7% while gold production was 9% higher, compared to 2009.  The average production cash cost, on a per- ounce, co-product basis, was $9.67 per ounce of silver and $568 per ounce of gold for the year ended December 31, 2010, compared to $7.08 per ounce of silver and $477 per ounce of gold for the year ended December 31, 2009.

•
San José Mine Exploration:  The Company announced on October 7, 2010, the discovery of 9 new high-grade gold/silver veins plus important extensions of 2 other veins, which together total more than 5 kilometres in strike length at the San José Mine.  Further to this discovery, the Company announced on March 10, 2011, an additional 2 new veins within the area of the existing San José mining operations totaling a further 2.5 kilometres of strike length. The discoveries represent

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significant exploration progress at the San José Mine where the total strike length of all the previously known veins totalled approximately 17 kilometres.

The updated audited resource estimate for the San José property at December 31, 2010, is as follows:

Resource Category	Tonnes (000’s)	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Measured	1,035	570	8.10	1,056	35.14
Indicated	2,020	426	6.14	795	51.63
Measured & Indicated	3,055	475	6.80	883	86.77
Inferred	2,986	373	5.96	731	70.18

1)	AuEq is calculated as 1oz Au. = 60 oz. Ag.
2)	Resources estimation utilized inverse distance and ordinary kriging methods depending on data density.
3)	Resources were defined at a cut-off of 198 g/t AgEq.
4)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socialpolitical, marketing, or other relevant issues.

5)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as in Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

6)
Mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and meet the requirements of JORC.

The updated audited reserve estimate for the San José property at December 31, 2010, is as follows:

Reserve Category	Tonnes (000’s)	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Proven	713	511	7.26	947	21.71
Probable	756	394	5.45	721	17.52
Proven & Probable	1,469	451	6.33	831	39.23

1)	AuEq is calculated as 1oz Au = 60 oz Ag.
2)	Reserves were defined at a cut-off of $68.43/tonne.
3)	Internal Dilution = 7%, Mining and Geotechnical Dilution = 22% and Mine Extraction = 68%.
4)
Mineral reserves were estimated using the CIM, CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and meet the requirements of JORC.

•
Los Azules Exploration: The Company announced on June 21, 2010, an increase in the mineral resource at the Los Azules Project.  A total of 137 million tonnes, grading 0.55 percent copper, of the previous inferred mineral resources were upgraded to the indicated category and an additional 116 million tonnes of inferred mineral resources were added, bringing the total of inferred mineral resources to 900 million tonnes.  Based on this resource update, the Company announced on December 16, 2010 the results of an updated preliminary assessment (“PA”), which showed that the net present value (“NPV”) of the project increased from $0.5 billion to $2.9 billion and the internal rate of return (“IRR”) increased from 10.8% to 21.4%.  The Company announced on March 17, 2011, its intention to spin-out the Los Azules Copper Project into a new publicly traded company, subject to a number of approvals.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  Exploration and infill drilling is

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currently underway at the Los Azules project  The Company had $31 million USD in cash as at February 7, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

About Minera Santa Cruz
Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Company.  The joint venture owns and operates the San José property.

About Hochschild Mining plc
Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico.  Hochschild also has numerous long-term prospects throughout the Americas.

This news release has been submitted by Perry Ing, Chief Financial Officer of the Company. For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:
MSC, the owner and operator of the San José mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by MSC. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Technical and Project Information
Technical information about the Los Azules Project in this news release was derived from the report entitled "Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina" with an effective date of December 1, 2010 (released December 16, 2010) prepared by Kathleen Altman, Ph.D., PE,, Robert Sim, P.Geo,. Bruce Davis, PhD, FAusIMM, Richard Jemielita, Ph.D., MIMMM, William Rose, PE, and Scott Elfen, PE (the "Los Azules Report"). Each of the Los Azules Report authors are independent of Minera Andes Inc. and Qualified Persons, each as defined by National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). The Los Azules Report is available under the Corporation’s profile on SEDAR (www.sedar.com).

Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (Billion lbs)	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	2.2	0.07	1.7
Inferred	900	0.52	10.3	0.07	1.7

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Cut-off grade of 0.35% Cu.

The Los Azules Report is preliminary in nature and includes the use of inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the results of the preliminary assessment in the Los Azules Report will be realized. Actual results may vary, perhaps materially. The level of accuracy for this preliminary assessment estimates is approximately +/- 35%.

Further information regarding the San José Project can be found in the technical report dated December 16, 2010 titled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” prepared by Eugene J. Puritch (P.Eng); Alfred S. Hayden (P.Eng); James L. Pearson (P.Eng); Fred H. Brown (CPG, PrSciNat); Tracy Armstrong, (P.Geo); David Burga, (P. Geo) and, Kirstine R. Malloch, (MAusIMM) all of P&E Mining Consultants Inc. (“P&E”) and each of whom is a “qualified person” and “independent” of the Company, in each case, within the meaning of NI 43-101.  Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the San José Technical Report which is available for review under our profile on SEDAR at www.sedar.com. Reserve and resource information contained herein supersede information provided in the San José Technical Report.  Updated reserve and resource estimates effective December 31, 2010, were undertaken by James L. Pearson P.Eng., Alfred Hayden P.Eng and Fred Brown CPG PrSciNat under the direction of P&E’s President, Eugene Puritch P.Eng., each of whom are considered to be Qualified Persons within the meaning of NI 43-101. The updated reserve and resource estimates are disclosed in our Annual Information Form dated March 28, 2011 and filed on SEDAR.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.   See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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